UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2008.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  January 15, 2008                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman

                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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            HALO REPORTS MASSIVE SULPHIDE LENS OVER 1000M AT BOB LAKE


TORONTO, ONTARIO, JANUARY 15, 2008 - LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (THE "COMPANY") (TSXV:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce results for drilling at the Bob Lake deposit, at the Sherridon VMS property, northwestern Manitoba. The continued drilling at Bob Lake was primarily designed to test continuity of the 1,000 m long massive sulphide zone that plunges at 11 to 15 degrees from surface to depths of 250 m.

                                   HIGHLIGHTS

  o  Halo intersect 15m of 1.4% copper and 1.8% zinc at 177m in DH07-63

  o Drill hole spacing at 50m along 1000 m down plunge extent of Bob massive sulphide lens shows continuity

Lynda Bloom, President & CEO stated "We continue to be impressed with the widths of 5 to 17 m that have been intersected and the consistency of the grades, especially copper grades over 1%. Our intention is to complete sufficient drilling at Bob Lake to test the geometry of the orebody and advance to a 43-101 compliant resource estimate. The massive sulphide lens has now been tested at approximately 50 m intervals over a length of 1,000 m and is still open at depth. With the onset of winter, we can return to drilling the deeper extensions that were previously inaccessible."

After a short Christmas break, two diamond drill rigs have recommenced round-the-clock drilling. Numerous drill targets will be tested at Cold Lake, Bob Lake, Jungle Lake as well as several new high priority exploration targets through the winter season.

TECHNICAL HIGHLIGHTS

Results from six drill holes, for a total of 1,036 m, are reported in the assay table below. Drill hole DH07-63 tested the down plunge extension of a thicker part of the lens which had been intersected in previous drill holes (DH07-11 and 12). The geometry of the "bulge", a feature that appears to be injected into the hangwall, is of interest as Sherritt Gordon reported 25% of the massive sulphides in the past producing East and West Mines were associated with similar features. DH07-62 was drilled to provide drill hole spacing of approximately 50 m over the entire distance tested from surface and down plunge along the Bob Lake massive sulphide lens, which is still open at depth.

Drill holes DH07-64 through DH07-67 were all drilled to confirm vertical holes completed in the 1940s by Sherritt Gordon. The assays for 70 shallow holes drilled by Sherritt Gordon in 1941-1942 constitute an important proportion of the Bob Lake database; the good correlation between the historical and current drilling allows the historical mineralized intersections to be incorporated in future resource models.

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              DIP/
HOLE        AZIMUTH       FROM       TO   INTERVAL  COPPER  ZINC  SILVER   GOLD
                           (m)      (m)     (m)*     (%)     (%)   (g/t)   (g/t)
--------------------------------------------------------------------------------

DH07-62     -61/225       176.9    191.6    14.7    1.43    1.57    10.4    0.32

DH07-63     -76/225        86.3    103.1    16.8    1.25    1.57     8.2    0.15

DH07-64     -90/0         107.5    114.5     7.0    1.41    1.97    11.8    0.24

DH07-65     -90/0         103.9    112.0     8.1    1.19    0.99     8.9    0.27

DH07-66     -90/0         103.3    107.8     4.5    1.36    2.09     9.0    0.47

DH07-67     -64/225       110.1    115.0     5.0    1.25    0.96     7.8    0.24

* Widths may be overstated by up to 20% in steeply dipping holes.


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
     Omitted graphic is schematic drawing showing Drill Hole Pierce Points
             To view please see attached PDF of this news release.

Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Steve MacConnell, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

ABOUT HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD
Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045
Fax: 416-368-9805
Toll Free: 1-866-841-0068
lbloom@halores.com
________________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.